Exhibit 99.1

TeliaSonera January-June 2007

Speeding up Execution of the Strategy

    STOCKHOLM, Sweden--(BUSINESS WIRE)--July 27, 2007--Regulatory News:

    First half

    --  Net sales increased 4.3 percent to SEK 46,625 million (44,716). In local curren-cies net sales rose 5.5 percent.

    --  Net income attributable to shareholders of the parent company was SEK 7,808 million (7,905) and earnings per share SEK 1.74 (1.76).

    --  Free cash flow was SEK 6,087 million (8,861).

    Second quarter

    --  Net sales increased 5.1 percent to SEK 23,901 million (22,737). In local curren-cies net sales rose 6.0 percent.

    --  EBITDA, excluding non-recurring items, totaled SEK 7,516 million (7,928) and the margin was 31.4 percent (34.9).

    --  Operating income, excluding non-recurring items, increased to SEK 6,575 mil-lion (6,316).

    --  Net income attributable to shareholders of the parent company was SEK 3,832 million (4,213) and earnings per share SEK 0.85 (0.94).

    --  Free cash flow was SEK 3,558 million (4,018).

    --  The number of subscriptions increased during the quarter to 103.4 million, with 1.2 million new subscriptions in the majority-owned operations and 2.0 million new subscriptions in the associated companies.

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    CONTACT: TeliaSonera AB
             Investor Relations
             Tel.: +46 8 504 550 00
             Fax: +46 8 611 46 42
             www.teliasonera.com/ir